OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

September 16, 2011

DIRECT DIAL: 212-451-2333
EMAIL: SWOLOSKY@OLSHANLAW.COM
BY EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Mellissa Campbell Duru

Re:	Regis Corporation
Preliminary Proxy Statement on Schedule 14A
Filed September 2, 2011 by Starboard Value & Opportunity Master
Fund Ltd., Starboard Value LP, Starboard Value and Opportunity’s
LLC, Starboard Value GP LLC, Starboard Principal CO LP,
Starboard Principal CO GP LLC, James P. Fogarty, Jeffery C. Smith,
David P. Williams, Peter A. Feld, and Mark Mitchell (“Starboard”)
File No. 1-12725

Dear Ms. Duru:

We acknowledge receipt of the letter of comment dated September 13, 2011 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Starboard and provide the following response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Revised Preliminary Proxy Statement on Schedule 14A filed on the date hereof (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  Our responses are numbered to correspond to your comments.

PREC 14A

General

1.
Please include information as of the most reasonable practicable date. In this regard, please fill in all blanks and missing information and update the information you have already provided or bracketed.

The Proxy Statement has been updated to include all information as of the most reasonable practicable date.  All blanks and missing information have been filled in to the extent possible and all additional blank information will be filled in as soon as available and no later than the definitive Proxy Statement.

September 16, 2011

2.
Please refer to our prior comment. Please update the total amount and percentage of shares beneficially owned by the Starboard group as of the most reasonable practicable date in accordance with Item 5(b)(iv) of Schedule 14A.

The Proxy Statement has been updated to reflect the total amount and percentage of shares beneficially owned by the Starboard group as of the most reasonable practicable date in accordance with Item 5(b)(iv) of Schedule 14A.

3.
Refer to disclosure on page 1 in which the participants describe themselves as “significant” shareholders. Based on the total amount of securities held by the participants and even assuming conversion of the 5% convertible senior notes, the basis for this statement is not apparent. Please revise or advise.

As of the close of business on September 15, 2011, Starboard beneficially owned approximately 5.1% of the Shares outstanding, making Starboard the Company’s 6th largest shareholder.  Accordingly, Starboard believes it is appropriate to describe the participants as “significant” shareholders.

Background to the Solicitation

4.
Please supplement your disclosure in the background section to further describe the relationships between the participants, if any. For example, succinctly disclose all prior relationships between or amongst each of the participants that led to the current solicitation.

As discussed in further detail in the Proxy Statement, Starboard Value LP acts as the investment manager of Starboard V&O Fund and the manager of Starboard LLC.  Starboard Value GP serves as the general partner of Starboard Value LP.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Messrs. Feld, Mitchell and Smith serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

James P. Fogarty was identified as a nominee by Starboard based upon an introduction from a third party who knew Mr. Fogarty from his successful turnaround of American Italian Pasta Company.  David P. Williams was first introduced to Starboard by a third party as a potential director candidate in another situation.  See pages 10 and 11 of the Proxy Statement.

There are no additional relationships between Starboard and Messrs. Fogarty or Williams, other than as disclosed in the Proxy Statement.

September 16, 2011

5.
Clarify the material topics addressed in the August 16, 2011 letter Starboard delivered to the board of directors of the company. For example, if not already included in the current proxy statement, describe the data presented to the board that supported the Starboard participants’ belief that the company is undervalued and is trading “far below its specialty retail peers as a result of deteriorating operating results.”

Starboard has clarified the disclosure in the Proxy Statement to describe the data presented to the Board that supports Starboard’s belief that the Company is undervalued and is trading “far below its specialty retail peers as a result of deteriorating operating results.”  See page 6 of the Proxy Statement.

6.	Please supplement the disclosure to describe the potential alternatives suggested by Starboard in its August 16, 2011 letter.

As discussed in the Proxy Statement, Starboard believes the Company should fully explore a sale of Hair Club, a sale of the International Salons, a sale of the Company’s stake in Provalliance, and a sale of the Company’s stake in the Empire Education Group.  See pages 8 and 9 of the Proxy Statement.

Reasons for the Solicitation, page 5

7.
We note the concerns the participants have with regard to the company and its management. Please describe in greater detail the specific plans the nominees have, if any, that would “significantly reduce the company’s operating expenses, re-focus the company on its core North American salon business,” and address the other concerns outlined. For example, describe any plans involving the restructuring of the North American salon business field organization and how other cost reductions described could be achieved. If there are no specific plans, revise to state this fact.

Starboard has revised its disclosure to describe in greater detail the Nominees’ plans for restructuring the North American salon business and how other cost reductions could be achieved. See page 8 of the Proxy Statement.

“We believe the Company should fully explore strategic alternatives…,” page 7

8.	Please supplement the disclosure to provide an inclusive list of all of the assets the participants are identifying as “non-core” assets.

Starboard has supplemented the disclosure to provide an inclusive list based upon publicly available information of all of the assets the participants believe are “non-core” assets.  See page 8 of the Proxy Statement.

9.
Please see our comment above. Clarify how the nominees would “monetize” the noncore assets. Further, if the nominees intend to lobby for a sale of a particular noncore business versus another, revise to state this fact. Please provide quantitative data, if any, to provide context to disclosure regarding the participants’ beliefs regarding the impact of such a transaction. If there are no plans, revise to state this fact.

Starboard has provided additional disclosure on how the noncore assets could be monetized.  See page 7 of the Proxy Statement.  On a supplemental basis, see Exhibit A for the quantitative data supporting this strategy.

September 16, 2011

We are concerned that executive compensation… page 7

10.	Supplementally provide us with the relevant excerpts of the Glass Lewis & Co. reports referenced.

See Exhibit B for the relevant excerpts of the Glass Lewis & Co. reports.

11.	Please update, to the extent possible, the disclosure regarding ISS Proxy Advisory Service’s review of the Company’s compensation practices for 2011.

ISS has not yet issued its review of the Company’s compensation practices for 2011 and therefore such information cannot be updated at the present time.

We are concerned with the Board’s lack of sufficient stock ownership, page 8

12.
Refer to disclosure contrasting the board’s ownership of shares held “outright” versus shares granted by the company. Please clarify further the relevance of the distinction you are making and how this supports the participants’ belief that the board lacks sufficient stock ownership. We may have further comment.

Starboard has revised the disclosure regarding the Board’s ownership of Shares to clarify that Starboard is referring to Shares beneficially owned by the members of the Board and is no longer distinguishing between Shares held “outright” versus Shares granted by the Company.  See page 8 of the Proxy Statement.

13.
Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. In addition, support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following non-exhaustive examples of statements or assertions in your materials which require supplemental support and which may need to be recharacterized as statements of belief or opinion:

•	“[w]e believe the company has a higher portion of its cost structure dedicated to corporate overhead than virtually any other U.S. retailer of a similar size…”;

Starboard has revised the Proxy Statement to remove this sentence.

September 16, 2011

•	“[w]e believe the Company currently trades at a steep discount to the value of the sum of its parts and at an EBITDA multiple that is far below its specialty retail peers…”; (emphasis added)

Please see Exhibit C for the data supporting this assertion.

•	“[o]ur nominees have the experience and qualifications necessary to maximize value for shareholders…” (emphasis added)

Starboard has revised the Proxy Statement to clarify that the Nominees have the experience and qualifications necessary for fully exploring available opportunities to improve shareholder value.  See page 9 of the Proxy Statement.

Additionally, as discussed in further detail in the Proxy Statement, James P. Fogarty is the former President and Chief Executive Officer of Charming Shoppes, Inc., a multi-brand, specialty apparel retailer.  Previously, Mr. Fogarty was a Managing Director of Alvarez & Marsal (“A&M”), an independent global professional services firm.  During his tenure at A&M, Mr. Fogarty most recently served as President and Chief Operating Officer of Lehman Brothers Holdings (subsequent to its Chapter 11 bankruptcy filing).  Mr. Fogarty is also the former President and Chief Executive Officer of American Italian Pasta Company, the largest producer of dry pasta in North America, and Chief Financial Officer of Levi Strauss & Co.  Starboard believes that the Board will benefit from someone with Mr. Fogarty’s operational experience, including as a President, CEO, COO, CFO, and director of public and private companies, particularly in exploring the strategic alternatives discussed in the Proxy Statement.

As discussed in further detail in the Proxy Statement, Jeffrey C. Smith is a Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP.  As Chief Investment Officer of Starboard Value LP, he has significant experience evaluating companies from a financial, operational, and strategic perspective to identify inefficiencies and the resulting opportunities for value creation. Mr. Smith also has extensive public board experience and currently serves on the Board of Directors of Surmodics, Inc., a leading provider of drug delivery and surface modification technologies to the healthcare industry.  Starboard believes that the Board will benefit greatly by having a representative of a significant shareholder serve on the Board.  Additionally, Mr. Smith’s experience in a variety of industries together with his management experience in a variety of roles will enable Mr. Smith to provide the Company with valuable financial and executive insights.

As discussed in further detail in the Proxy Statement, David P. Williams is an Executive Vice President and the Chief Financial Officer of Chemed Company, a provider, through its subsidiaries, of hospice care, and repair and maintenance services.  Chemed is a public company with a $1.2 billion market capitalization and over $1.3 billion in annual sales.  Previously, Mr. Williams was the Senior Vice President and Chief Financial Officer of the Roto-Rooter Group, a leading provider of commercial and residential plumbing and drain cleaning services and the largest subsidiary of Chemed.  Mr. Williams was also the Chief Financial Officer of Chemed’s Omnia Group subsidiary, a manufacturer of disposable healthcare products, and Senior Vice President and Chief Financial Officer of Omnicare’s Veratex Group, a national distributor of disposable medical, dental and pharmaceutical products.  Starboard believes Mr. Williams’ accounting and financial expertise will be of great value to the Board.

September 16, 2011

Proposal No. 1, page 10

14.
Please disclose the provisions of the company’s governing instruments which you believe permitted you to nominate the current slate of candidates. Further, please revise to state whether or not the nominations were made timely and whether the Starboard group is in compliance with the provisions of such governing instruments.

Starboard has revised the Proxy Statement to disclose the provisions of the Company’s governing instruments that Starboard believes permitted it to nominate its current slate of candidates, and to further state that the nominations were made in a timely manner and in compliance with the provisions of the Company’s governing instruments.  See page 10 of the Proxy Statement.

15.
We note reference to Mr. Smith’s involvement in transactions at The Fresh Juice Company in which sales were “quadrupl[ed]” and market value was “doubl[ed].”  Clarify further how Mr. Smith helped to orchestrate the transactions referenced and provide context to the statement by clarifying the degree of his involvement. Also, please provide support for the statements made regarding the success of the transactions referenced.

Starboard has revised the Proxy Statement to remove reference to Mr. Smith’s involvement in transactions at The Fresh Juice Company.  See page 10 of the Proxy Statement.

16.
Please supplement your disclosure to support and explain the statement that the nominees possess “relevant” experience and “operational expertise”, given their backgrounds as compared to the industry within which the company operates.

Starboard has supplemented its disclosure to support and explain the statement that the nominees possess “relevant” experience and “operational expertise.” On a supplemental basis, we inform the Staff that by disclosing that the Nominees have relevant backgrounds, we are referring to their respective experience that is relevant to implementing the plans for increasing shareholder value, as discussed in further detail in the Proxy Statement. See page 10 of the Proxy Statement.

September 16, 2011

Voting and Proxy Procedures, page 14

17.
Consistent with the requirements set forth in Item 21(b) of Schedule 14A, revise to disclose the effect of abstentions and broker non-votes with regard to the advisory votes once proposals 3 and 4 are included in the proxy statement.

Starboard has revised the Proxy Statement to disclose the effect of abstentions and broker non-votes with regard to the advisory votes for proposals 3 and 4.  See page 17 of the Proxy Statement.

18.
You state that the ratification of auditors is a “routine matter” for which brokers do not need voting instruction in order to vote shares held by their customers. It is our understanding that in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. Please revise your disclosure accordingly.

Starboard has revised the Proxy Statement to remove this disclosure.

Solicitation of Proxies, page 16

19.
It appears that you intend to solicit proxies via mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b)  and (c). Please confirm your understanding.

Starboard confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.

20.	Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

Starboard does not plan to solicit proxies via internet chat rooms.

21.
You refer security holders to information that you are required to provide that will be contained in the company’s proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Starboard acknowledges the Staff’s comment regarding the use of Rule 14a-5(c).  It is Starboard’s understanding that to the extent its proxy statement refers to information contained in the Company’s proxy statement, Starboard can mail its proxy statement no earlier than the filing of the Company’s definitive proxy statement with the SEC.  However, Starboard intends to mail its proxy statement to shareholders no earlier than the filing of the Company’s definitive proxy statement with the SEC.

September 16, 2011

Form of Proxy Card

22.	Please file a revised form of proxy card that sets forth all of the proposals to be voted upon at the annual meeting.

Starboard has revised the form of proxy card to include all of the proposals to be voted upon at the Annual Meeting.  See the form of Proxy Card.

*            *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Steve Wolosky

Steve Wolosky

Enclosure

cc:           Jeffrey C. Smith